Exhibit 99.24

Alicia Edwards
Account Manager, Client Services
Telephone: 416.361.0930 ext.248
aedwards@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

April 15, 2009

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:

NWT URANIUM CORP.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual & Special Meeting of Shareholders for NWT URANIUM CORP.

1.	ISIN:	CA62948B1004
	CUSIP:	62948B100

2.	Date Fixed for the Meeting:	June 12, 2009

3.	Record Date For Notice:	May 11, 2009

4.	Record Date For Voting:	May 11, 2009

5.	Beneficial Ownership Determination Date:	May 11, 2009

6.	Classes or Series of Securities that entitle the
	holder to receive Notice of the Meeting:	Common Shares

7.	Classes of Series of Securities that entitle the
	holder to vote at the meeting:	Common Shares

8.	Business to be conducted at the meeting:	Annual & Special

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

Per

Sarah Mikos
Administrator, Client Services

200 University Ave, Suite 400, Toronto, Ontario M5H 4H1
T:416.361.0152    F:416.361.0470    www.equitytransfer.com